RBS Sempra Commodities LLP and Subsidiaries Consolidated Financial Statements as of and for the Year Ended December 31, 2011 (Prepared on a liquidation basis) (Unaudited)

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND
FOR THE YEAR ENDED DECEMBER 31, 2011 (UNAUDITED)

Consolidated Statement of Net Assets as of December 31, 2011 (Liquidation basis)

Consolidated Statement of Operations for the year ended December 31, 2011 (Liquidation basis)

Consolidated Statement of Cash Flows for the year ended December 31, 2011 (Liquidation basis)

Consolidated Statement of Changes in Members’ Capital for the year ended December 31, 2011 (Liquidation basis)

Notes to Consolidated Financial Statements on a liquidation basis

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF NET ASSETS
AS OF DECEMBER 31, 2011 ON A LIQUIDATION BASIS (UNAUDITED)
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 36,660
Trading assets	24,909
Receivables from affiliates	319,066
Investments in marketable securities	7,316
Other assets	1,747

Total assets	389,698

LIABILITIES

Trading liabilities	17,491
Accounts payable and accrued liabilities	133,382

Total liabilities	150,873

NET ASSETS IN LIQUIDATION	$ 238,825

See notes to consolidated financial statements prepared on a liquidation basis.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011 ON A LIQUIDATION BASIS (UNAUDITED)
(Dollars in thousands)

REVENUES:
Fee income	$ 1,234
Principal transactions - net	41,315
Interest and other income	16,256

Total revenues	58,805

EXPENSES:
Compensation and benefits	4,690
Storage and transportation	42,130
Facilities and communications	19,062
Brokerage, execution and clearing	902
Professional fees	10,259
Interest expense	7,767
Other expenses	1,188

Total expenses	85,998

NET GAIN ON DISPOSAL ACTIVITIES	15,457

LOSS BEFORE PROVISION FOR INCOME TAXES AND EQUITY IN INCOME
OF UNCONSOLIDATED AFFILIATES - Net of provision for income taxes	(11,736)

PROVISION FOR INCOME TAXES	(3,177)

EQUITY IN INCOME OF UNCONSOLIDATED
AFFILIATES - Net of provision for income taxes	1,086

NET LOSS	$ (13,827)

See notes to consolidated financial statements prepared on a liquidation basis.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011 ON A LIQUIDATION BASIS (UNAUDITED)
(Dollars in thousands)

OPERATING ACTIVITIES:
Net loss	$ (13,827)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,488
Gain on investment in marketable securities	(682)
Net gain on disposal activities	(15,457)
Equity in income of unconsolidated affiliates - net of provision for income taxes	(1,086)
Change in operating assets and liabilities:
Trading assets	2,150,462
Commodities owned	187,934
Other assets	18,898
Receivables from affiliates	1,637,944
Trading liabilities	(2,331,932)
Payable to affiliate	(2,611)
Accounts payable and accrued liabilities	(411,986)

Net cash provided by operating activities	1,223,145

INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	21,341
Proceeds from sales of investments in unconsolidated affiliates	71,550
Proceeds from sales of investments in marketable securities	10,260

Net cash provided by investing activities	103,151

FINANCING ACTIVITIES:
Distributions paid to members	(1,391,988)

Net cash used in financing activities	(1,391,988)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(65,692)

CASH AND CASH EQUIVALENTS - Beginning of period	102,352

CASH AND CASH EQUIVALENTS - End of period	$ 36,660

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Cash paid
during the period for income taxes	$ 600

See notes to consolidated financial statements prepared on a liquidation basis.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011 ON A LIQUIDATION BASIS (UNAUDITED)
(Dollars in thousands)

			Accumulated
			Other	Total
	Comprehensive	Members’	Comprehensive	Members’
	Loss	Capital	Income (Loss)	Capital

BALANCE - January 1, 2011		$ 1,648,585	$ 2,479	$ 1,651,064

Net loss	$ (13,827)	(13,827)		(13,827)

Other comprehensive income (loss):
Change in unrealized gain (loss) on available-for-sale securities	(6,424)		(6,424)	(6,424)

Comprehensive loss	$ (20,251)

Distributions paid to Members		(1,391,988)		(1,391,988)

BALANCE - December 31, 2011 (1)		$ 242,770	$ (3,945)	$ 238,825

(1) As of December 31, 2011 total members' capital represents the net assets in liquidation.

See notes to consolidated financial statements prepared on a liquidation basis.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ON A LIQUIDATION BASIS

AS OF DECEMBER 31, 2011 (UNAUDITED)

1.

NATURE OF OPERATIONS

On July 9, 2007, Sempra Energy (Sempra) and The Royal Bank of Scotland plc (RBS) (collectively, the Members) entered into a Master Formation and Equity Interest Purchase Agreement to form a partnership, RBS Sempra Commodities LLP (the Partnership or RBSSC), to purchase and operate Sempra’s commodity trading and marketing businesses. RBSSC is a partnership formed in the United Kingdom under the Limited Liability Partnership Act 2000.

The Partnership was engaged in physical and financial derivative trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities with domestic and foreign corporations, financial institutions, multinational organizations, sovereign entities and end users. The Partnership’s operations were subject to regulation by the Financial Services Authority, the New York Mercantile Exchange, the Commodity Futures Trading Commission, the Federal Energy Regulatory Commission (FERC), the London Metals Exchange, NYSE Euronext, the Board of Governors of the U.S. Federal Reserve System, and the National Futures Association.

2.

DISPOSAL AND LIQUIDATION OF THE PARTNERSHIP

On December 1, 2008, the UK Government through HM Treasury became the ultimate controlling party of the Royal Bank of Scotland Group plc (RBS Group, the ultimate parent company). The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.

On November 3, 2009, RBS Group reached agreement with the UK Government on key terms of its participation in the Asset Protection Scheme (APS) on revised terms to those announced on February 26, 2009. To comply with the European Commission (EC) State Aid requirements, RBS Group agreed to a series of restructuring measures to be implemented over a four year period. In accordance with the restructuring measures, RBS Group agreed to divest its interest in the Partnership.

On July 1, 2010, the Partnership completed the sale of its Oil, Metals and European Power and Gas businesses to JP Morgan Ventures Energy Corporation (JP Morgan).  The total proceeds from the sale were $1,612 million which included a $468 million premium over tangible net book value, as determined under International Financial Reporting Standards (IFRS), plus $737 million of debt with RBS that was subsequently settled.

On November 1, 2010, the Partnership completed the sale of Sempra Energy Solutions business to Noble Group Ltd (Noble).  The total proceeds from the sale were $321 million, which included a $228 million premium over tangible net book value, as determined under IFRS, plus $325 million of debt with RBS that was subsequently settled.

On December 1, 2010, the Partnership completed the sale of substantially all of the trading assets and liabilities of its North American Power and Gas businesses to JP Morgan.  The assets sold include wholesale power and natural gas trading agreements, as well as over-the-counter and exchange-traded transactions.  The total proceeds from the sale were approximately $9 million, which included a $155 million discount to tangible book value, as determined under IFRS.  The total proceeds are subject to a final review of the asset and liabilities sold.  This final review is expected to have a de-minimus impact, if any, on the Partnership’s net assets in liquidation.

On February 3, 2011 the Partnership completed the sale of certain residual assets and the transfer of a significant number of employees of the Partnership to Societe Generale.  These assets include information technology and intellectual property assets, as well as certain Investments in marketable securities.  The total cash proceeds from the sale were $23 million, which approximated the net realizable value of the assets sold.

During 2011 the Partnership completed the sales of certain investments, and the trading activity relating to these investments, including Gateway Energy Services Corporation, Great Eastern Energy Company and MX Energy for proceeds of $42 million, $7 million, and $23 million, respectively.  The cumulative net gain recorded in 2011 was $15 million.

The above sales transactions represent the sale, or transfer of risk, of substantially all of the operations of the Partnership.

Certain assets and liabilities were not immediately transferred from the Partnership to JP Morgan upon completion of the sales of the Oil, Metals, and European Power and Gas businesses and the North American Power and Gas trading assets and liabilities as consent was required to transfer these contracts.  During 2011, the Partnership has continued to novate its Trading assets and liabilities to JP Morgan, as required by the various sales agreements.  A few of these assets and liabilities remain recorded on the Consolidated statement of net assets.  However, the Partnership and JP Morgan entered into agreements to transfer the risk and rewards of ownership (Risk Transfer Agreements) of these assets and liabilities to JP Morgan, until such time as they are settled or are transferred.  The credit risk for a few transactions related to the North American Power and Gas business has been retained by the Partnership until those assets and liabilities have been novated to JP Morgan.  This residual credit risk is insignificant at December 31, 2011.  The assets and liabilities reported in the Consolidated statement of net assets include the impacts of these agreements.

All of the Trading assets and liabilities reflected on the Consolidated statement of net assets are subject to the Risk Transfer Agreements with JP Morgan described above.

The liquidation process is ongoing which includes the disposal or wind down of the remaining net assets of the Partnership.  This includes the Trading assets and liabilities, the Investments in marketable securities, and the settlement of any remaining obligations.  The Partnership expects the liquidation process to be substantially complete by the end of 2012.  However, the realization of assets and settlement of liabilities is dependent on various factors.  Accordingly, the liquidation period may be shorter than projected or it may be extended beyond the projected period.  The Partnership does not expect to incur any significant operating costs or receive any significant income on this residual activity throughout the liquidation period.   On a regular basis, the Partnership will evaluate the assumptions, judgments and estimates that can have an impact on the reported Net assets in liquidation based on the most recent information available, and where necessary make changes accordingly.  Actual costs and income may differ from these estimates, which might increase or decrease net assets available in liquidation to be distributed to the Members.  However, these amounts are not expected to be materially different than what has been recorded.  The Partnership expects to make distributions to the Members of its remaining cash, to the extent possible, as the residual assets are disposed and the remaining obligations of the Partnership are settled.

The Partnership has agreed, through a transitional services agreement, to operationally support certain business activity that remains on its Consolidated statement of net assets relating to positions whose risk and rewards have been transferred to JP Morgan.  The Partnership has accrued for the costs expected to be incurred under the transitional services agreement.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Consolidated financial statements are prepared in accordance with  accounting principles generally accepted in the United States of America, (US GAAP) and include the accounts of the Partnership and entities controlled by the Partnership as of December 31, 2011. All material intercompany balances and transactions have been eliminated.

The Consolidated statement of net assets, the Consolidated statement of operations, the Consolidated statement of cash flows, and the Consolidated statement of changes in members’ capital for the year ended December 31, 2011 have all been prepared on the liquidation basis of accounting.

The Partnership adopted the liquidation basis of accounting effective December 31, 2010, subsequent to the sale of substantially all of the North American Power and Gas business’s trading assets and liabilities, and its December 2010 notifications to employees of the termination of their employment with the Partnership. The liquidation basis of accounting is considered appropriate, when among other things, liquidation of the company is imminent. Under this basis of accounting, assets are valued at their net realizable values and liabilities are stated at their estimated settlement amounts.  Certain assets and liabilities are carried at fair value. In these cases, fair value approximates net realizable value at December 31, 2011.

Trading Instruments — Trading assets and liabilities are recorded on a trade-date basis. These amounts include unrealized gains and losses from over-the-counter (OTC) forwards, swaps, and options. Unrealized gains and losses on OTC derivative transactions reflect amounts which would be received from or paid to a third party upon liquidation of these contracts under current market conditions. Unrealized gains and losses on these OTC derivative transactions are reported separately as assets and liabilities unless a legal right of setoff exists under enforceable master netting agreements. All derivative Trading assets and Trading liabilities are carried at fair value as defined in Note 6 - Fair value of assets and liabilities. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in unrealized gains and losses.

Commodity forward and swap transactions are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from dealer quotations and underlying commodity exchange quotations. OTC options purchased or written are recorded on a trade-date basis and are carried at fair value.

Fair values for trading instruments not quoted in an active market are determined using appropriate valuation techniques, including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing trading instruments. These valuation techniques utilize, among other things, available market information, including current interest rates, commodity prices and volatility rates, as applicable. Where market information is not available or where management deems appropriate, current interest rates, commodity prices and volatility rates are estimated by reference to current market levels. Given the nature, size and timing of transactions, estimated values may differ from realized values.

The remaining Trading assets and liabilities are subject to Risk Transfer Agreements with JP Morgan but have not been transferred from the Partnership as of December 31, 2011.

Cash and Cash Equivalents — Cash and cash equivalents are comprised of cash on hand, demand deposits and other short-term highly liquid investments (with original maturities of three months or less) which are subject to an insignificant risk of changes in value. Cash paid for interest approximates interest expense.

Investments in Marketable Securities — Investments in marketable securities are accounted for on a specific identification basis and are reported at fair value. Unrealized gains and losses on available-for-sale securities are included in Accumulated other comprehensive income (loss) (AOCI).

Other Assets — Other assets primarily consist of transactional tax deposits related to goods and services taxes and value added taxes, deposits, expenses paid in advance and miscellaneous other assets.

Fee Income — Fee income includes fees earned by the Partnership while engaged in certain commodities trading activities, in its capacity as agent for RBS as dictated by various partnership agreements. This includes income derived from realized and unrealized gains and losses, net of associated execution costs, including interest, associated with the trading activities of the Partnership.

Income Taxes — The Partnership is a Limited Liability Partnership, incorporated under the Limited Liability Partnership Act of 2000 of the United Kingdom and the regulations made thereunder. For U.S. purposes, RBSSC elected to be treated as a partnership for federal, state and local filings, as permitted. Each member is responsible for reporting its income or loss based on its share of the income and expenses. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary entity may be treated as a corporation under local tax law.  The Partnership records a benefit for tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position.  A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement.  A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.  The Partnership reports interest expense and penalties related to income tax matters as a component of income tax expense.

Accounts Payable and Accrued Liabilities — Accounts payable and accrued liabilities primarily consist of accrued compensation, accrued facility costs, and other miscellaneous liabilities.

Use of Estimates — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported market value of assets and liabilities at the date and for the reporting period of the financial statements. The most important of the estimates and assumptions relate to net realizable value measures.  These statements and assumptions are based on judgments and available information, and consequently, actual results could be materially different from these estimates.

Foreign Currency Transactions — Foreign currency transactions are translated into U.S. dollars at the then current exchange rates during the reporting period. Assets and liabilities denominated in foreign currencies have been converted into U.S. dollars at year-end exchange rates. Gains and losses resulting from foreign currency transactions are included in Principal transactions - net.

Recently Issued Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”.  The update provides clarifications to existing fair value measurement guidance and introduces new disclosure requirements.  The ASU will be effective for interim and annual periods beginning after December 15, 2011 and is not expected to have a material impact on the Partnership’s Consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”.  This update establishes new offsetting disclosures to enable financial statement users to reconcile the largest quantitative differences between balance sheets prepared under US GAAP and those prepared under IFRS.  All financial instruments that are subject to an enforceable master netting arrangement or similar agreement are affected by the new requirements, regardless of whether or not they are offset in accordance with the offsetting rules.  The existing US GAAP guidance on offsetting remains unchanged.  The ASU will be effective for periods beginning on or after January 1, 2013 and will require retrospective application. The update will result in additional disclosures but will not materially impact the Partnership’s Consolidated financial statements.

4.

TRANSACTIONS WITH AFFILIATES

The Partnership conducts transactions with affiliated companies.  The trading activity with affiliated companies has been significantly reduced in 2011, consistent with the liquidation of the business.  Certain trading positions that were previously managed by the Partnership and are now managed by RBS, remain on the RBS balance sheet.  The profit and loss on these positions, as well as the costs associated with servicing the trades, is recognized by the Partnership.  These transactions are not expected to have a significant impact on the Partnership’s net assets in liquidation.

The majority of the balance in Receivables from affiliates is comprised of funds that the Partnership has on deposit with RBS.  These funds are available to the Partnership on demand.  The Partnership earned interest income and incurred interest expense with RBS related to the Partnership’s deposits with and borrowings from RBS. The Partnership was also allocated costs from RBS for services provided.

The following table summarizes the Partnership’s assets and liabilities as of December 31, 2011 and the Partnership’s revenues and expenses for the year ended December 31, 2011 with affiliated companies (in thousands):

Assets:
Trading assets	$ 140
Receivables from affiliates	319,066
Liabilities:
Trading liabilities	1,693
Revenues and expenses:
Fee income	1,234
Interest income	1,521
Interest expense	7,767
RBS allocated expenses	1,877

5.

DERIVATIVES AND HEDGING ACTIVITIES

The Partnership recognizes derivative instruments as either assets or liabilities in the Consolidated statement of net assets and measures those instruments at fair value. The changes in fair value of the derivative transactions of the Partnership are currently presented, in all material respects, as a component of Principal transactions - net in the Consolidated statement of operations.

Effective with the closing of the sale of the North American Power and Gas business’s assets and liabilities, the Partnership has ceased substantially all of its trading operations.  The remaining derivative assets and liabilities are subject to the Risk Transfer Agreements.  See Note 2 - Disposal and liquidation of the Partnership.

6.

FAIR VALUE OF ASSETS AND LIABILITIES

As discussed in Note 2 - Disposal and liquidation of the Partnership, the Partnership has substantially transferred the risk of its Trading assets and liabilities.  In addition, other assets of the Partnership have not been sold and the Partnership is actively engaged in the dissolution and or sale of those assets.  The assets and liabilities of the Partnership as of December 31, 2011 are carried at net realizable value, in accordance with the liquidation basis of accounting.  The net realizable value approximates the fair value of these assets and liabilities.

The Partnership applies recurring fair value measurements to certain assets and liabilities that are carried at fair value taking into account the transactions with JP Morgan. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Partnership utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Partnership primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Partnership is able to classify fair value balances based on the observability of those inputs. The fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  All Trading assets and liabilities are classified as level 2, and all Investments in marketable securities are classified as level 1.

The remaining Trading assets and liabilities are subject to the Risk Transfer Agreements with JP Morgan but have not been transferred from the Partnership as of December 31, 2011.  See Note 2 - Disposal and liquidation of the Partnership for additional information on the dissolution of the Partnership.

7.

TRADING ACTIVITY AND RISK MANAGEMENT

In connection with the sales transactions and liquidation activities as discussed in Note 2 - Disposal and liquidation of the Partnership, the Partnership ceased substantially all of its trading activity and has transferred substantially all of its market risk.  The transfer was effected through the outright sales of its various trading operations and activities, and for operations and activities that were sold and not yet novated, through the execution of Risk Transfer Agreements with JP Morgan.

The Partnership’s credit risk from financial instruments as of December 31, 2011 is represented by the positive fair value of financial instruments after consideration of netting and collateral in the form of customer margins and Letters of Credit, and after consideration of Risk Transfer Agreements entered into during 2010 in connection with the sales transactions discussed in Note 2 - Disposal and liquidation of the Partnership.  The Partnership continues to monitor and control its de-minimus residual credit risk exposures through various systems and processes.

The Partnership provided letters of credit issued by various banks, in addition to cash, to counterparties to satisfy various collateral and margin deposit requirements (see Note 9 - Borrowings and credit facilities).

8.

INVESTMENTS IN MARKETABLE SECURITIES

The Partnership held equity securities of $7.3 million categorized as available-for-sale securities, and included in Investments in marketable securities as of December 31, 2011. As of December 31, 2011, gross unrealized losses were $3.9 million. The Partnership sold certain Investments in marketable securities in 2011 for proceeds of $10.2 million, and realized a gain of $0.7 million.

9.

BORROWINGS AND CREDIT FACILITIES

At December 31, 2011 the Partnership had $10.7 million of committed letters of credit and no borrowings. At December 31, 2011 RBS continued to provide a line of credit of $100 million to the Partnership pursuant to its obligation to lend cash and other working capital to the Partnership as necessary.

10.

INCOME TAXES

The Partnership is a Limited Liability Partnership, incorporated under the laws of the United Kingdom and for U.S. purposes has elected to be treated as a Partnership for U.S. federal, state and local filings. The income or loss applicable to the operations of the Partnership is includable in the U.S. income tax returns of the Members. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary is treated as a corporation under local tax laws.

The provision for income taxes for the year ended December 31, 2011 is summarized below (in thousands):

Current - foreign (other than U.S.)	$ 2,923
Current - state	254

Total provision for income taxes	$ 3,177

As of December 31, 2011 the Partnership has no net deferred taxes.

The provision for income taxes varies from the federal income tax rate of 35% primarily because the entity is treated as a partnership for federal and state tax purposes and the income or loss applicable to its operations is included in the income tax returns of the Members.

The total amounts of gross unrecognized tax benefits at the beginning and ending of the year are as follows (in thousands):

Unrecognized tax benefits, as of January 1, 2011	$ 4,995

Gross decreases - tax positions in prior period	(115)
Gross increases - current period tax positions	170

Unrecognized tax benefits, as of December 31, 2011	$ 5,050

The total unrecognized tax benefits of approximately $5.1 million represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.  Accrued interest related to uncertain tax provision amounted to $0.4 million as of December 31, 2011.  RBSSC recorded the interest expense of $0.4 million in the Consolidated statement of operations.  No penalties were accrued in the Consolidated statement of operations.

As a result of the organization of the Partnership, any tax liability arising from the Partnership’s operations prior to the effective date of the joint venture will be borne by Sempra. The Partnership commenced on April 1, 2008. The years ended December 31, 2011, 2010 and 2009 and the period from April 1, 2008 (date of formation of the Joint Venture) through December 31, 2008 are open under statute for examination for U.S. federal, state and local tax returns. The statute of limitations for other material foreign tax returns remains open for 2007 and forward.

11.

COMMITMENTS AND CONTINGENCIES

Minimum non-cancelable lease commitments for office facilities, exclusive of real estate taxes and other expenses are as follows (in thousands):

2012	$ 1,275
2013	1,298
2014	1,325
2015	1,360
2016	1,341
Thereafter	9,482

$ 16,081

Office leases, which expire at various dates through 2024, contain provisions for escalation based on certain cost increases incurred by the lessors. Rent expense was $1.6 million for the year ended December 31, 2011.  In connection with the adoption of the liquidation basis of accounting, the Partnership recorded the estimated future liability for certain lease commitments, net of anticipated sub-lease income.

Certain claims, suits and allegations have been filed or are pending against the Partnership. In addition, the Partnership (through certain of its subsidiaries) was a respondent in a number of proceedings initiated at the FERC concerning rates charged for short-term sales of power to the California Independent System Operator Corporation (ISO), the California Power Exchange (PX), and the California Department of Water Resources (CDWR) for power supplied during portions of 2000 and 2001. These matters were settled with respect to the ISO, PX, CDWR, the California investor owned utilities and other purchasers who elected to opt into the settlement, during 2010, with no material impact to the results of operations for 2010.  The amounts due as a result of the 2010 settlement were paid during the first quarter of 2011.  The Partnership (through certain of its subsidiaries) remains a respondent in a proceeding initiated at the FERC concerning rates charged for short-term sales of power supplied during portions of 2000 and 2001 into the Pacific Northwest market.

The Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and regulatory agencies regarding the Company’s business, including, among other matters, accounting and operational matters. The Partnership contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss, if any, related to such matters. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters should not have a material adverse effect on the Partnership’s net assets available in liquidation.

In connection with the sales activities detailed in Note 2 - Disposal and liquidation of the Partnership, the Partnership made certain customary representations and warranties to JP Morgan, Noble and Societe Generale.

12.

SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events for adjustment to or disclosure in its financial statements through March 27, 2012, the date the Consolidated financial statements were issued. No recordable or disclosable events, other than the events as disclosed above, occurred through this date.

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